UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,687,619
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,687,619
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,687,619
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 19.9% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on (i) 262,740,355 shares of common stock, $0.01 par value (“Common Stock”) issued and outstanding as of December 8, 2017, as set forth in the Issuer’s Information Statement on Schedule 14C, filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2017, plus (ii) the 37,823,596 shares of Common Stock newly issued to Travis Peak Resources, LLC (“Travis Peak”) pursuant to the transaction described herein.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 40,420,114
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,420,114
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,420,114
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.4% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on (i) 262,740,355 shares of Common Stock issued and outstanding as of December 8, 2017, as set forth in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 26, 2017, plus (ii) the 37,823,596 shares of Common Stock newly issued to Travis Peak pursuant to the transaction described herein.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 110,670,890 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 110,670,890 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 110,670,890 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.8% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 72,847,294 shares of Common Stock of Eclipse Resources Corporation, a Delaware corporation (the “Issuer”), owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and 37,823,596 shares of Common Stock of the Issuer owned by Travis Peak. Travis Peak is member-managed by TPR Holding Company, LLC, a Delaware limited liability company (“TPR Holding”). EnCap Fund IX is a member of TPR Holding that holds the right to appoint three of the five representatives to the board of managers of TPR Holding. Each of the representatives to the board of managers of TPR Holding has one vote and decisions are made by a majority vote. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Travis Peak. EnCap Fund IX disclaims beneficial ownership of the securities owned by Travis Peak in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the Common Stock owned directly by Travis Peak for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(2)	Based on (i) 262,740,355 shares of Common Stock issued and outstanding as of December 8, 2017, as set forth in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 26, 2017, plus (ii) the 37,823,596 shares of Common Stock newly issued to Travis Peak pursuant to the transaction described herein.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons TRAVIS PEAK RESOURCES, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 37,823,596
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 37,823,596
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,823,596
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.6% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on (i) 262,740,355 shares of Common Stock issued and outstanding as of December 8, 2017, as set forth in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 26, 2017, plus (ii) the 37,823,596 shares of Common Stock newly issued to Travis Peak pursuant to the transaction described herein.

CUSIP No. 27890G 100

(15)	Names of Reporting Persons ENCAP PARTNERS GP, LLC (1)
(16)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(17)	SEC Use Only
(18)	Source of Funds (See Instructions) OO
(19)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(20)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(21)	Sole Voting Power 0
	(22)	Shared Voting Power 210,778,623 (2)
	(23)	Sole Dispositive Power 0
	(24)	Shared Dispositive Power 210,778,623 (2)
(25)	Aggregate Amount Beneficially Owned by Each Reporting Person 210,778,623 (2)
(26)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(27)	Percent of Class Represented by Amount in Row (11) 70.1% (3)
(28)	Type of Reporting Person (See Instructions) OO

(1)	The Schedule 13D previously filed listed EnCap Partners, LLC as a reporting person. Effective April 6, 2017, EnCap Partners, LLC was converted into a limited partnership with the name EnCap Partners, LP (“EnCap Partners”). In connection with the conversion, EnCap Partners GP, LLC (“EnCap Partners GP”) was formed as its sole general partner.

(2)	Includes 37,823,596 shares of Common Stock of the Issuer owned directly by Travis Peak. Travis Peak is member-managed by TPR Holding. EnCap Fund IX is a member of TPR Holding that holds the right to appoint three of the five representatives to the board of managers of TPR Holding. Each of the representatives to the board of managers of TPR Holding has one vote and decisions are made by a majority vote. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Travis Peak.

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”) and EnCap Fund IX collectively directly hold the remaining shares of Common Stock. EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners GP disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(3)	Based on (i) 262,740,355 shares of Common Stock issued and outstanding as of December 8, 2017, as set forth in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 26, 2017, plus (ii) the 37,823,596 shares of Common Stock newly issued to Travis Peak pursuant to the transaction described herein.

This Amendment No. 5 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P. (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015, that certain Amendment No. 3 filed on July 15, 2016 and that certain Amendment No. 4 filed on September 30, 2016. This Amendment is being filed to reflect the receipt of 37,823,596 shares of common stock, $0.01 par value (“Common Stock”) of Eclipse Resources Corporation, a Delaware corporation (the “Issuer”), by Travis Peak Resources, LLC, a Delaware limited liability company (“Travis Peak”), in exchange for certain oil and gas leases, wells and other oil and gas rights and interests held by Travis Peak covering approximately 44,500 net acres located in the counties of Tioga and Potter in the Commonwealth of Pennsylvania pursuant to the closing of that certain Purchase and Sale Agreement dated December 8, 2017 by and between Travis Peak, the Issuer and Eclipse Resources-PA, LP, a wholly-owned subsidiary of the Issuer (the “PSA”). This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is jointly filed by EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX (collectively, the “EnCap Funds”), EnCap Partners GP, LLC (“EnCap Partners GP”) and Travis Peak (Travis Peak, the EnCap Funds and EnCap Partners GP, collectively, the “Reporting Persons”). As a result of the dissolution of Eclipse Holdings, Eclipse Holdings is no longer a joint filer and ceased to be a Reporting Person immediately after the filing of Amendment No. 4 to the Original Schedule 13D. Further, on April 6, 2017, EnCap Partners, LLC converted into a limited partnership with the name EnCap Partners, LP (“EnCap Partners”). In connection with the conversion, EnCap Partners GP was formed as the sole general partner of EnCap Partners. EnCap Partners GP replaces EnCap Partners, LLC as a Reporting Person and a joint filer.

The principal office and business address of each of the EnCap Funds and EnCap Partners GP is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

The principal office and business address of Travis Peak is 9020 North Capital of Texas Hwy, Building 1, Suite 170, Austin, Texas 78759. The principal business of Travis Peak is oil and gas exploration and production.

EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX.

None of the Reporting Persons or the Control Persons (as defined below) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person or Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other persons controlling EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, EnCap Partners GP and Travis Peak is set forth on Schedule 1, Schedule 2, Schedule 3, and Schedule 4 attached hereto (collectively, the “Control Persons”), which Schedules are hereby incorporated by reference. All such persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

On January 18, 2018, Eclipse Resources-PA, LP (“Eclipse PA”), a wholly owned subsidiary of the Issuer, and the Issuer completed the purchase of certain oil and gas leases, wells and other oil and gas rights and interests held by Travis Peak covering approximately 44,500 net acres located in the counties of Tioga and Potter in the Commonwealth of Pennsylvania (such transaction, the “Travis Peak Transaction”) pursuant to the PSA. The aggregate purchase price for the Travis Peak Transaction, as adjusted pursuant to the PSA, was $92.2 million (the “Purchase Price”), which the Issuer paid entirely through the issuance of 37,823,596 shares (the “Shares”) of the Issuer’s Common Stock to Travis Peak. The number of Shares issued to Travis Peak was calculated by dividing the Purchase Price by $2.4383, which was the 30 consecutive-day volume weighted average price per share of the Common Stock ending on the second trading day immediately preceding the closing date.

The foregoing summary of the PSA does not purport to be complete, and is qualified in its entirety by reference to the PSA filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Travis Peak acquired its 37,823,596 shares of Common Stock pursuant to the Eclipse PSA for investment purposes.

Upon the closing of the Travis Peak Transaction, the Issuer and Eclipse PA entered into a registration rights agreement with Travis Peak (the “Registration Rights Agreement”) pursuant to which, among other things, (i) the Issuer will use commercially reasonable efforts to prepare and file with the SEC a Registration Statement of the Issuer (the “Mandatory Shelf Registration Statement”) on Form S-3 (or, if the Issuer is not eligible to use Form S-3, on Form S-1) no later than March 31, 2018 (subject to an extension if the Company’s Form 10-K for the year ended December 31, 2017 is not filed with the SEC on or prior to such date) to register the offer and resale, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended, of the Shares issued to Travis Peak under the PSA, and (ii) if the Issuer proposes to register an offering of Common Stock at a time when the Mandatory Shelf Registration Statement is not then effective (subject to certain exceptions), the Issuer will notify all holders of registrable securities to allow them to include a specified number of their shares of Common Stock in that offering.

Other than as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing summaries of the PSA and RRA do not purport to be complete, and are qualified in its entirety by reference to the PSA filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017 and the RRA filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, each of which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), and (c) of Item 5 of the Original Schedule 13D are amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Holdings Blocker. EnCap Holdings Blocker is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund VIII GP and EnCap Fund IX GP. EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. EnCap Partners GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds.

Travis Peak is member-managed by TPR Holding Company, LLC, a Delaware limited liability company (“TPR Holding”). EnCap Fund IX is a member of TPR Holding that holds the right to appoint three of the five representatives to the board of managers of TPR Holding. Each of the representatives to the board of managers of TPR Holding has one vote and decisions are made by a majority vote. As a result, EnCap Fund IX may be deemed to have the sole power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Travis Peak.

(c)    Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

On January 18, 2018, Eclipse PA and the Issuer completed the Travis Peak Transaction pursuant to the PSA. The Purchase Price for the Travis Peak Transaction, as adjusted pursuant to the PSA, was $92.2, which the Issuer paid entirely through the issuance of 37,823,596 Shares of the Issuer’s Common Stock to Travis Peak. The number of Shares issued to Travis Peak was calculated by dividing the Purchase Price by $$2.4383, which was the 30 consecutive-day volume weighted average price per share of the Common Stock ending on the second trading day immediately preceding the closing date.

Upon the closing of the Travis Peak Transaction, the Issuer and Eclipse PA entered into the Registration Rights Agreement with Travis Peak pursuant to which, among other things, (i) the Issuer will use commercially reasonable efforts to prepare and file with the SEC the Mandatory Shelf Registration Statement on Form S-3 (or, if the Issuer is not eligible to use Form S-3, on Form S-1) no later than March 31, 2018 (subject to an extension if the Company’s Form 10-K for the year ended December 31, 2017 is not filed with the SEC on or prior to such date) to register the offer and resale, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended, of the Shares issued to Travis Peak under the PSA, and (ii) if the Issuer proposes to register an offering of Common Stock at a time when the Mandatory Shelf Registration Statement is not then effective (subject to certain exceptions), the Issuer will notify all holders of registrable securities to allow them to include a specified number of their shares of Common Stock in that offering.

The foregoing summaries of the PSA and RRA do not purport to be complete, and are qualified in its entirety by reference to the PSA filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017 and the RRA filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.1	Joint Filing Agreement dated January 18, 2018.

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.6	Purchase and Sale Agreement dated December 8, 2017 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017, and incorporated by reference herein).

Exhibit 2.7	Registration Rights Agreement dated as of January 18, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2018

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Partners GP, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

Travis Peak Resources, LLC

By:	/s/ Benjamin M. Ellis
Name:	Benjamin M. Ellis
Title:	Chief Financial Officer

Schedule 1

CONTROL PERSONS OF

ENCAP FUND VIII AND ENCAP FUND VIII CO-INVEST

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund VIII Co-Invest are set forth below:

EnCap Fund VIII and EnCap Fund VIII Co-Invest:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund VIII and EnCap Fund VIII Co-Invest	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings Blocker, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments Holdings Blocker, LLC	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

Schedule 2

CONTROL PERSONS OF

ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund IX are set forth below:

EnCap Fund IX:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings Blocker, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments Holdings Blocker, LLC	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

Schedule 3

CONTROL PERSONS OF

ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below:

EnCap Partners GP:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

E. Murphy Markham IV 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Schedule 4

CONTROL PERSONS OF

TRAVIS PEAK

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the managers and other control persons of Travis Peak Resources, LLC are set forth below:

Travis Peak:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ryan P. Devlin 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Manager of TPR Holding Company, LLC	Director of EnCap Investments L.P.	EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Manager of TPR Holding Company, LLC	Managing Partner of EnCap Partners GP, LLC	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Manager of TPR Holding Company, LLC	Managing Partner of EnCap Partners GP, LLC	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

James S. Addison 9020 North Capital of Texas Hwy., Building 1, Suite 170 Austin, TX 78759	Manager of TPR Holding Company, LLC	President and CEO of Travis Peak Resources, LLC	Travis Peak Resources, LLC 9020 North Capital of Texas Hwy., Building 1, Suite 170 Austin, TX 78759

George Grunau 9020 North Capital of Texas Hwy., Building 1, Suite 170 Austin, TX 78759	Manager of TPR Holding Company, LLC	Senior VP of Exploration of Travis Peak Resources, LLC	Travis Peak Resources, LLC 9020 North Capital of Texas Hwy., Building 1, Suite 170 Austin, TX 78759